SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001
BY HAND AND EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3561	________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 10, 2020
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Attn:	Mr. John Stickel
Attorney Advisor

Re:	Trean Insurance Group, Inc.
Draft Registration Statement on Form S-1
Submitted February 11, 2020
CIK No. 0001801754

Dear Mr. Stickel:

On behalf of Trean Insurance Group, Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2020 (the “Comment Letter”) with respect to the above-referenced draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 11, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a second draft registration statement on Form S-1 (the “Second Draft Registration Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Second Draft Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Second Draft Registration Statement.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Facing page

1.
We note disclosure on page 34 that you have elected to use the extended transition period for complying with new or revised accounting standards. If true, please do not check the box on the facing page related to this election.

The Company has unchecked the box.

Our business, page 2

2.
We note your disclosure on page 3 that you retained less than 1% of gross written premiums from the seven new Program Partners added in 2018. Please clarify how the remaining 99% of gross written premiums were distributed, such as what percentage the Program Partners retained and what percentage was ceded to professional reinsurers. Consistent with your disclosure on page 18, please also clarify here that reinsurance does not relieve the primary insurer of its obligations to policyholders and that insurers are subject to counterparty credit risk under reinsurance contracts.

The Company has revised the disclosure on page 3 in response to the Staff’s comment.

Our competitive strengths

Long-term, carefully selected and aligned relationships with Program Partners, page 4

3.
We note your disclosure here and on page 66 that “excluding Program Partners added in the prior two years, our relationships with our Program Partners averaged more than 10 years.” Please disclose how many new Program Partners were added during the past two years relative to the entire pool of Program Partners, so that investors understand what percentage of your current Program Partners consist of new relationships as compared to long established relationships.

The Company has revised the disclosure on page 4 in response to the Staff’s comment. The Company added 9 Program Partners in 2018 and 2019, which increased the Company’s total Program Partners to 35.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

4.
We note your disclosure here and on page 66 that all but one of your Program Partners retain significant underwriting risk. Please disclose the rationale for why this one Program Partner does not retain significant underwriting risk and what amount of business you conduct with this Program Partner as compared to other Program Partners or your overall business with Program Partners. To the extent this Program Partner represents a material portion of your business with Program Partners, please also discuss how this arrangement reconciles with your disclosure throughout that you seek to align interests and risks with Program Partners, and your disclosure on page 53 that it is a “core pillar of our underwriting philosophy that Program Partners retain a significant portion of the underwriting risk of their program.”

The Company respectfully submits that it elected not to require this one Program Partner to retain a significant portion of its program’s underwriting risk as (i) the program has a long track record of consistent profitability and (ii) the program’s structure contains an alternative mechanism incentivizing the Program Partner to careful and disciplined underwriting in a manner similar to an underwriting risk-sharing arrangement.  The program’s structure includes a profit-sharing mechanism that benefits the Program Partner only after specified underwriting profitability goals are met, and the Company believes that the Program Partner would earn modest to no profit in the absence of this profit-sharing mechanism.  This one Program Partner is projected to account for 12.2% of its gross written premiums and 9.2% of its net written premiums in 2020.

Significant fee-based income and efficient capital structure, page 5

5.
We note your disclosure here and on page 67 that your business model generates “significant” fee-based income outside of your regulated insurance companies, and that within your insurance companies you cede a “significant” portion of the risk you originate to reinsurance partners. Please expand your disclosure to briefly quantify or provide context to what you deem significant in regards to such fee-based income and the risk you cede to reinsurance providers.

The Company has expanded the disclosure on pages 5 and 68 in response to the Staff’s comment to clarify that with respect to fee-based income, for the year ended December 31, 2019, revenue from the Company’s fee-based services was approximately 8.9% of total revenue.  The Company respectfully submits that 8.9% is significantly greater – more than three times greater – than those of other specialty insurance companies.  With respect to the portion of the risk the Company originates that is ceded to reinsurance partners, the Company has revised the disclosure on page 3 in response to the Staff’s comment.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Regulators may challenge our use of fronting arrangements in states in which our Program Partners are not licensed, page 26

6.
We note your disclosure that you do significant business in California, Michigan and Arizona, with more than half of your gross written premiums being written in these three key states. If material, consider disclosing here the percentage of your business in such states that involve fronting, or issuing carrier, arrangements with your Program Partners and whether such states impose any restrictions or limitations in regards to such arrangements.

The majority of the Company’s fronting, or issuing carrier, revenue in California is from business written directly by its Owned MGAs (which includes Compstar Insurance Services, LLC, of which the Company currently owns 45% of the common equity of its parent company, Compstar Holding Company LLC, which will become wholly owned upon completion of the reorganization transactions in connection with the IPO as described in the Registration Statement). The Company does not generate a significant amount of fronting, or issuing carrier, revenue in Michigan and Arizona.

Assessments and premium surcharges for state guaranty funds, page 28

7.
We note your disclosure that “[m]ost” states require insurance companies licensed to do business in their state to participate in guaranty funds, and that in “some states” insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Given your disclosure that a significant percentage of your business is derived from California, Michigan, and Arizona, please briefly clarify whether these states currently have such requirements and if so quantify the impact to you, if material.

Each of California, Michigan and Arizona has (i) state guaranty associations that assess insurance companies for the estimated loss resulting from insurers encountering financial difficulty and (ii) residual market programs that require insurance companies to participate in a state program to provide workers’ compensation insurance to those employers that cannot obtain coverage from a carrier on a negotiated basis.  The Company contributes to the following state guaranty associations and residual market programs in the identified states: (i) in California, the Insurance Guarantee Association and the State Compensation Insurance Fund; (ii) in Michigan, the Property & Casualty Guaranty Association and the Workers’ Compensation Placement Facility and (iii) in Arizona, the Property and Casualty Insurance Guaranty Fund and the National Workers’ Compensation Reinsurance Pool.  The Company records these assessments, as well as any return assessments, upon notification of the state guaranty associations or residual market programs.  The effect on operations or financial position relating to any estimated losses in the state guaranty associations or residual market programs in which the Company participates is not material for the years ended December 31, 2019 and 2018.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Our amended and restated certificate of incorporation, page 31

8.	Please describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

The Company has revised the disclosure on page 32 in response to the Staff’s comment.

Use of proceeds, page 39

9.
We note that proceeds from this offering will be used in part to repay outstanding indebtedness under the 2018 First Horizon Credit Agreement and the 2018 Oak Street Credit Agreement. Please clarify if you are repaying all outstanding amounts of each, and if not please disclose the current balances outstanding so investors know the significance of the amounts being repaid with offering proceeds once you fill in the respective blanks. Further, consistent with your disclosure on page 52, please clarify that the “Term Loan Facility” you reference here permitting borrowings of up to $27.5 million relates to the 2018 First Horizon Credit Agreement. Please also set forth here the interest rate and maturity of the term loan related to the 2018 Oak Street Credit Agreement. Refer to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

The Company respectfully submits that it has not determined whether all or a portion of outstanding borrowings under the First Horizon Credit Agreement and the 2018 Oak Street Credit Agreement will be repaid with net proceeds of the offering.  The Company will disclose the amount of net proceeds anticipated to be used to repay each of the credit agreements at or before the time of the first public filing of the Registration Statement.

Management’s discussion and analysis of financial condition and results of operations, page 46

10.
We note Program Partners provide a significant source of your revenue. Please revise as appropriate to identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to your Program Partners and any other customers that are reasonably likely to have a material impact on your financial results or underlying business. Additionally, please ensure you disclose appropriate information regarding customer concentrations considering the guidance in ASC 280-10-50-42 and ASC 275-10-50-18.

The Company has revised the disclosure on page 47 in response to the Staff’s comment.

The Company’s principal customers are the policyholders of its insurance company subsidiaries. The Program Partners are insurance intermediaries and are not customers of the Company.  No customer generates 10% or more of the Company’s total revenue.  In addition, there is no concentration in the volume of business conducted with any particular customer.  The Company respectfully confirms to the Staff that it considered the guidance in ASC 280-10-50-42 and ASC 275-10-50-18 and determined no such disclosure is required in the Registration Statement.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Reinsurance, page 53

11.
We note your disclosure that beginning in 2018 you purchased one core excess reinsurance program that covers 80% of your workers’ compensation business. Please reconcile this with your disclosure on page 75 that your core catastrophe excess of loss reinsurance program covers 78.5% of our workers’ compensation business. Further, given the apparent significance of this one program, please disclose here and on page 75 the company from whom you acquired such reinsurance and file the agreement as an exhibit.

The Company has revised the disclosure on pages 55, 63 and 77 in response to the Staff’s comment.

The use of reinsurance is common to insurance carriers generally.  As an insurance company, the Company considers reinsurance agreements to be contracts entered into in the ordinary course of business.  While the Company values each of its relationships with professional reinsurers, the purchase of reinsurance is generally deemed to be a commodity transaction and the Company believes more than sufficient reinsurance capacity exists to meet its business needs outside of the three excess of loss reinsurance agreements with five professional reinsurers that currently constitute its reinsurance program.  The Company does not depend on these particular reinsurance agreements to operate its business.  The Company believes that, if such agreements were to be terminated or the Company elected not to renew them, the Company would be able to obtain similar coverage on commercially reasonable terms from other reinsurers as may be necessary to continue its business.  The reinsurance market is global  and commoditized. Each of these reinsurance agreements is one year in length as is typical, and each year the Company re-evaluates its reinsurance program when seeking reinsurance coverage.  For these reasons, the Company does not believe the identified reinsurance agreements constitute material contracts required to be filed as an exhibit to the Registration Statement.

Program selection, underwriting and controls, page 72

12.
Please revise to describe if the amount of risk and premiums you cede to Program Partners is contractually stipulated with each Program Partner. Additionally, please ensure you disclose appropriate information regarding your reinsurance strategies and the impact on premium trends and future financial results, if appropriate.

The Company has revised the disclosure on page 75 in response to the Staff’s comment.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Investments, page 78

13.
Please disclose the material terms of your investment management agreement with New England Asset Management, Inc., including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the agreement, term and termination provisions, and file the investment management agreement as an exhibit or tell us why it is not required to be filed.

The Company has revised the disclosure on page 81 in response to the Staff’s comment.

The Company respectfully submits that the investment management agreement with New England Asset Management, Inc. is entered into in the ordinary course of business, is not material to the Company and accordingly is not required to be filed as an exhibit to the Registration Statement.

Exclusive forum, page 99

14.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully submits that its existing disclosure on page 102 provides: “This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction or, in the case of an action under the Securities Act or the Exchange Act, for which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction.”

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Note 3. Nonconsolidated Variable Interest Entities, page F-15

15.
We note on pages 3 and 9, you identify Compstar Holding Company LLC (Compstar Holding) as the entity in which you own a 45% equity stake and which is the parent of Compstar Insurance Services, LLC. It appears this same entity is referred to as Compstar Holdings, LLC (Compstar) in the notes to your financial statements including Note 3. Nonconsolidated Variable Interest Entities. Please advise or revise as appropriate.

The Company has revised the disclosure on page F-20 in response to the Staff’s comment.

Note 6. Equity Method Investments, page F-20

16.	Please tell us how you considered Rule 3-09 and Rule 4-08(g) of Regulation S-X related to your investment in Compstar. In this regard, please also provide us with your significance test calculations.

The Company considered Rule 3-09 and Rule 4-08(g) of Regulation S-X.  For the initial Draft Registration Statement, the Company performed significance tests on Compstar based on the audited 2018 financial statements.  None of the significance tests were exceeded.  For the Second Draft Registration Statement, the Company performed significance tests on all equity method investments under Rule 3-09 and Rule 4-08(g) of Regulation S-X, including Compstar. based on the now completed audited 2019 financial statements. The Rule 4-08(g) significance test for Compstar was exceeded.  The Company has included the requisite disclosure in the financial statements on page F-26.

The Company’s significance tests on Compstar for the years ended December 31, 2018 and 2019 are outlined in the tables below.
	Rule 3-09 Significance	Rule 4-08(g) Significance(1)
2018	(in thousands, except for percentages)
Investment(2)	1.68%	1.68%
Income(3)(4)	6.84%	6.84%
Asset(5)	N/A	3.27%
2019
Investment(6)	1.29%	1.30%
Income(4)(7)	8.58%	10.15%
Asset(8)	N/A	2.83%

(1)
The Company is disclosing the Rule 4-08(g) significance tests for all equity method investees in the aggregate for 2019 (Compstar and Trean Intermediaries) and 2018 (Compstar, Trean Intermediaries and Stop-Loss Re, LLC). The Company also performed the significance tests individually for each equity method investee.

(2)
In accordance with the instructions in Rule 1-02(w)(1) of Regulation S-X, the numerator used in the investment test represents the carrying amount of the Company’s investment in Compstar as of December 31, 2018 (as reported in Note 6 to the combined financial statements as of and for the years ended December 31, 2019 and 2018), and the denominator represents the Company’s total assets as of December 31, 2018 as reported in the combined balance sheet.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

(3)
Pursuant to Section 2410.3 of the Division of Corporation Finance’s Financial Reporting Manual, the numerator used in the tests represents the Company’s proportionate share of Compstar’s loss before income taxes and excludes non-controlling interests in Compstar for the year ended December 31, 2018.

(4)	Pursuant to Section 2410.4, the denominator used in the tests represents the Company’s net income before income taxes and excludes amounts attributable to any non-controlling interests.

(5)
The asset test is only required to be performed under Rule 4-08(g) of Regulation S-X. In accordance with the instructions in Rule 1-02(w)(2) of Regulation S-X, the numerator in the asset test represents the Company’s proportionate share of total assets of Compstar as of December 31, 2018. The denominator represents the Company’s total assets as of December 31, 2018 as reported in the combined balance sheet.

(6)
In accordance with the instructions in Rule 1-02(w)(1) of Regulation S-X, the numerator used in the investment test represents the carrying amount of the Company’s investment in Compstar as of December 31, 2019 (as reported in Note 6 to the combined financial statements as of and for the years ended December 31, 2019 and 2018), and the denominator represents the Company’s total assets as of December 31, 2019 as reported in the combined balance sheet.

(7)
Pursuant to Section 2410.3 of the Division of Corporation Finance’s Financial Reporting Manual, the numerator used in the tests represents the Company’s proportionate share of Compstar’s loss before income taxes and excludes non-controlling interests in Compstar for the year ended December 31, 2019.

(8)
The asset test is only required to be performed under Rule 4-08(g) of Regulation S-X. In accordance with the instructions in Rule 1-02(w)(2) of Regulation S-X, the numerator in the asset test represents the Company’s proportionate share of total assets of Compstar as of December 31, 2019. The denominator represents the Company’s total assets as of December 31, 2019 as reported in the combined balance sheet.

Exhibit Index, page II-3

17.
Please file any material credit agreements that will remain in place following the offering, your Management Incentive Unit Agreement with Randall Jones, and your termination letter agreement with Altaris Capital Partners, LLC, or tell us why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will file all material agreements as exhibits that are required by Item 601(b)(10) of Regulation S-K in subsequent amendments of the Registration Statement.

General

18.
Please tell us how you considered whether pro forma information should be presented giving effect to your planned reorganization in connection with the offering as well as giving effect to the planned use of proceeds from the offering. Alternatively, please provide this information in accordance with guidance in Article 11 of Regulation S-X.

The capitalization table in the Registration Statement reflects the reorganization transactions and the Company’s issuance and sale of common stock in this offering and the application of the net proceeds from this offering as described under “Use of proceeds.”  As such, the Company respectfully submits that pro forma financial information prepared pursuant to Article 11 of Regulation S-X is not required.

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

19.
Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and agrees that the Company will provide copies of all such written materials to the Staff on a supplemental basis under separate cover.  The Company respectfully advises the Staff that to date it has not presented, and it has not authorized any person to present, any written communications to potential investors, in reliance on Section 5(d) of the Securities Act of 1933, as amended.

* * * * *

Mr. John Stickel
Securities and Exchange Commission
April 10, 2020

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:	Michael Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
J. Nolan McWilliams, Securities and Exchange Commission
Andrew M. O’Brien, President and Chief Executive Officer, Trean Insurance Group, Inc.
Julie A. Baron, Chief Financial Officer, Trean Insurance Group, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Shane Tintle, Davis Polk & Wardwell LLP